Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed under Rule 14a-12 of the

Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No. 001-04721

General Q&As

12/15/2004

Q. What was announced today?

A. Sprint and Nextel agreed to combine companies in a merger of equals. The new company – called Sprint Nextel – intends to spin off Sprint’s local telecommunications business to shareholders, after the merger is complete.

Q. Why does this deal make sense?

A. This merger positions Sprint Nextel for greater success than either company could have achieved alone. This gives us the size and scale to go after our two largest competitors – Cingular and Verizon.

Together, Sprint and Nextel serve more than 35 million wireless customers on their networks and 5 million additional customers through affiliates and partners. Sprint Nextel would have more than 20,000 retail locations and operate networks that directly cover 262 million people in the U.S. – more than any other U.S. carrier. Additionally, Sprint Nextel will be well-positioned in the fastest-growing areas of the telecommunications industry including mobile data and push-to-talk where Sprint and Nextel are innovators in technology.

Q. Who will lead the new company?

A. Gary Forsee, currently chairman and chief executive officer of Sprint, will become president and chief executive officer of Sprint Nextel and Tim Donahue, currently president and chief executive officer of Nextel, will become executive chairman of the new company.

•	Len Lauer, currently president and chief operating officer of Sprint, will serve as chief operating officer of the new company,

•	Paul Saleh, currently Nextel’s executive vice president and chief financial officer, will serve as chief financial officer of Sprint Nextel.

•	Tom Kelly, executive vice president and chief operating officer at Nextel, will become the new company’s chief strategy officer.

•	Barry J. West, Nextel’s executive vice president and chief technology officer, will serve as chief technology officer.

•	Leading the transition teams and serving as lead integration officers will be Steve Nielsen, senior vice president – finance at Sprint, and Richard Orchard, Nextel’s senior vice president and chief service officer.

Q. Who will lead the new local company?

A. Decisions on the management team for the spun-off local business have not been made. Until a permanent leadership team is named, the existing leadership of Sprint’s local business will continue operations to deliver its strategic plan. Mike Fuller and his team, of course, will be critical players in the selection of the permanent team.

Q. How will the merger affect me as a Sprint employee?

A. It is too early to know the impact on employees. For the near term, the merger will have no effect on your current compensation, benefits and employee policies which will remain in place until the expected close of the merger in the second half of 2005. Associates should focus on Sprint’s 2005 strategies and initiatives, as they begin the New Year. Throughout the year, we will keep you advised of developments as we have information to share.

Q. How many total employees will the combined company have?

A. Sprint currently has 60,000 employees, about 18,000 of which work in or are dedicated to the local division. Nextel currently has 19,500 employees.

Q. Will there be layoffs at Sprint and Nextel?

A. We expect that there will be force reductions over time to eliminate duplications and redundancies. Time is needed to determine the new company’s operations and needs. During the approval process, both companies will continue to operate as normal. The transition process is expected to be lengthy as the merged companies bring together networks and systems. Through it all, employees can expect that the new company will be transparent with its plans, will solicit input from employees on the transition process and will treat all employees with the utmost respect.

Q. What does it mean that “executive headquarters” will be in Reston and “operational headquarters” will be in Overland Park?

A. Sprint Nextel’s executive chairman and CEO will both be based in Reston. The chief operating officer will be based in Overland Park. The CEO also will retain an office in Overland Park. Details regarding which specific functions and positions will be based in each of the two cities will be decided during the integration planning process.

Q. Will employees be required to relocate or given the opportunity to do so?

A. Some employees may be asked to relocate after the merger closing date. However, no relocations will occur before the closing date of the merger, which is expected in the second half of 2005.

Q. When will the integration process begin?

A. Transition planning has already begun with the announcement of Steve Nielsen – Sprint’s senior vice president of Finance, and Richard Orchard – Nextel’s senior vice president and chief service officer as leaders of the integration effort. Teams comprised of subject matter experts from both companies will be involved to provide a smooth transition.

Q. Which company’s benefits will be provided to Sprint Nextel employees? When will that change occur? What will Sprint Nextel’s benefits package consist of?

A. While there may be differences in some of the benefits, preliminary review shows many benefit plans of Sprint and Nextel are quite similar. It is anticipated that Sprint Nextel will offer a mix of benefits that may include elements from the current Sprint and Nextel programs. This is one of the important issues that transition team members from Sprint and Nextel will be working to decide for Sprint Nextel.

Q. What happens to the Sprint 2005 MIP payout (paid in 2006 for 2005 performance) if the merger closes mid-year in 2005?

A. We will announce 2005 MIP objectives in the first quarter of 2005 and those objectives will remain in place at least though the merger close and possibly beyond.

Q. How does this transaction impact Sprint stock options and their valuation?

A. Sprint stock options are unaffected by the proposed Sprint and Nextel transaction. Sprint stock option holders will continue to retain their Sprint stock options in the same form after the transaction as before.

Q. Will unvested Sprint stock options have accelerated vesting schedules? If not, why?

A. Unvested Sprint stock options, restricted stock, and restricted stock units will not accelerate vesting as the transaction does not constitute a change in control, per the definition within the equity plans.

Q. Will an employee’s years of service remain the same?

A. Yes. Sprint Nextel will recognize the service rendered to Sprint by Sprint employees and to Nextel by Nextel employees.

Q. Are there restrictions for communicating with employees of the other company?

A. There will be more guidance on communicating with Nextel employees as the transition planning process evolves. However, until the merger closes, both companies will vigorously compete for and serve their respective customers. If you have any questions or concerns about communicating with any Nextel employee, you should contact the Sprint Ethics Helpline at (800) 788-7844 for clarification.

Q. There were some Sprint senior executives not named in today’s announcement. What will happen to these executives?

A. Today’s announcement names a limited number of executives for Sprint Nextel. Executives not named today will be included as the executive selection process continues over the next several months. In the meantime, all Sprint leaders continue in their current roles.

These Questions and Answers are provided for informational use only and are subject to change at any time. No statements made in the Questions and Answers bind Sprint, Nextel, Sprint Nextel or the new local company in any manner.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this message that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Sprint and Nextel, combined operating and financial data, future technology plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Sprint and Nextel and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sprint’s and Nextel’s respective reports filed with the SEC, including each company’s annual report on Form 10-K for the year ended Dec. 31, 2003, and quarterly report on Form 10-Q for the quarterly period ended Sept. 30, 2004, as such reports have been amended. This message speaks only as of its date, and Sprint and Nextel each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF SPRINT AND SHAREHOLDERS OF NEXTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION. The final joint proxy statement/prospectus will be mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s Web site, www.sec.gov, from Sprint Investor Relations at Sprint Corp., 6200 Sprint Parkway, Overland Park, KS 66251, (800) 259-3755, Option 1 or from Nextel Investor Relations at (703) 433-4300, 2001 Edmund Halley Drive, Reston, VA 20191.

Participants in Solicitation

Sprint, Nextel and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the combination. Information concerning Sprint’s participants is set forth in the proxy statement dated, March 16, 2004, for Sprint’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Nextel’s participants is set forth in the proxy statement, dated April 2, 2004, for Nextel’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Nextel in the solicitation of proxies in respect of the combination will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

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